SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Amendment No. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Rhino Resource Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

76218Y 10 3
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT
(203) 862-7012
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford Capital LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 16,090,898 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 16,090,898 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 16,090,898 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.00%**
14	Type of Reporting Person PN

*           Amount of securities beneficially owned includes 6,629,902 common units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 9,460,996 subordinated units representing limited partner interests in the Partnership (each, a “Sub Unit,” and together with the Common Units, the “Units”).  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).
**           Calculation of percentage based on a total of 15,346,683 Common Units and 12,397,000 Sub Units for a total of 27,743,683 Units outstanding as of November 2, 2012, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed by the Partnership with the SEC on November 9, 2012.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford GP LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared VotingPower 16,090,898 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 16,090,898 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person 16,090,898 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.00%**
14	Type of Reporting Person OO

*           Amount of securities beneficially owned includes 6,629,902 Common Units and 9,460,996 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Calculation of percentage based on a total of 15,346,683 Common Units and 12,397,000 Sub Units for a total of 27,743,683 Units outstanding as of November 2, 2012, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed by the Partnership with the SEC on November 9, 2012.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Charles E. Davidson
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,183,012 units*
	8	Shared Voting Power 16,090,898 units
	9	Sole Dispositive Power 1,183,012 units*
	10	Shared Dispositive Power 16,090,898 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 17,273,910 units**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.26%***
14	Type of Reporting Person IN

*           Amount of securities with sole voting and dispositive power owned includes 486,744 Common Units and 696,268 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Amount of securities beneficially owned includes 7,116,646 Common Units and 10,157,264 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
***           Calculation of percentage based on a total of 15,346,683 Common Units and 12,397,000 Sub Units for a total of 27,743,683 Units outstanding as of November 2, 2012, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed by the Partnership with the SEC on November 9, 2012.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Joseph M. Jacobs
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 342,608 units*
	8	Shared Voting Power 16,090,898 units
	9	Sole Dispositive Power 342,608 units*
	10	Shared Dispositive Power 16,090,898 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 16,433,506 units**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.23%***
14	Type of Reporting Person IN

*           Amount of securities with sole voting and dispositive power owned includes 140,966 Common Units and 201,642 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Amount of securities beneficially owned includes 6,629,902 Common Units and 9,460,996 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
***           Calculation of percentage based on a total of 15,346,683 Common Units and 12,397,000 Sub Units for a total of 27,743,683 Units outstanding as of November 2, 2012, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed by the Partnership with the SEC on November 9, 2012.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Rhino Energy Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 14,607,752 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 14,607,752 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 14,607,752 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 52.65%**
14	Type of Reporting Person HC

*           Amount of securities beneficially owned includes 6,010,265 Common Units and 8,597,487 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Calculation of percentage based on a total of 15,346,683 Common Units and 12,397,000 Sub Units for a total of 27,743,683 Units outstanding as of November 2, 2012, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed by the Partnership with the SEC on November 9, 2012.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Rhino Resource Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,467,156 units
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,467,156 units
11	Aggregate Amount Beneficially Owned by each Reporting Person 1,467,156 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.29%**
14	Type of Reporting Person HC

*           Amount of securities beneficially owned includes 603,647 Common Units and 863,509 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.
**           Calculation of percentage based on a total of 15,346,683 Common Units and 12,397,000 Sub Units for a total of 27,743,683 Units outstanding as of November 2, 2012, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed by the Partnership with the SEC on November 9, 2012.

CUSIP No. 76218Y 10 3

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D modifies and supplements the Schedule 13D (the “Original Statement”) initially filed on February 14, 2011, as amended by Amendment No. 1 filed on January 5, 2012 (the Original Statement, as amended, the “Statement”) with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Partnership”). Except to the extent provided by the information contained in this Amendment No. 2, the Statement, as amended as provided above, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.  Sources and Amount of Funds or Other Consideration

Item 3 is hereby further supplemented by adding the following:

On October 31, 2012, Wexford Capital, on behalf of the services of Wexford Capital-affiliated directors on the board of directors of the General Partner, was granted an additional 7,150 common units subject to the terms and conditions set forth in Rhino’s Long-Term Incentive Plan. These additional units are subject to vesting as follows: 1,880 units vested on the grant date, 1,880 units vested on January 1, 2013, 1,875 units will vest on April 1, 2013 and 1,875 units will vest on July 1, 2013.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 27,743,683 Units outstanding as of November 2, 2012, as reported by the Partnership in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed by the Partnership with the SEC on November 9, 2012) are as follows:

Rhino Energy Holdings LLC
a)	Amount beneficially owned: 14,607,752 Percentage: 52.65%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:
ii.	Shared power to vote or to direct the vote: 14,607,752
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of: 14,607,752

Rhino Resource Holdings LLC
a)	Amount beneficially owned: 1,467,156	Percentage: 5.29%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:
ii.	Shared power to vote or to direct the vote: 1,467,156
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of: 1,467,156

Wexford Capital LP
a)	Amount beneficially owned: 16,090,898 Percentage: 58.00%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 16,090,898
ii.	Shared power to vote or to direct the vote:
iii.	Sole power to dispose or to direct the disposition of: 16,090,898
iv.	Shared power to dispose or to direct the disposition of:

Wexford GP LLC
a)	Amount beneficially owned: 16,090,898 Percentage: 58.00%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 16,090,898
ii.	Shared power to vote or to direct the vote:
iii.	Sole power to dispose or to direct the disposition of:
iv.	Shared power to dispose or to direct the disposition of: 16,090,898

Charles E. Davidson
a)	Amount beneficially owned: 17,273,910 Percentage: 62.26%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 1,183,012
ii.	Shared power to vote or to direct the vote: 16,090,898
iii.	Sole power to dispose or to direct the disposition of: 1,183,012
iv.	Shared power to dispose or to direct the disposition of: 16,090,898

Joseph M. Jacobs
a)	Amount beneficially owned: 16,433,506 Percentage: 59.23%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 342,608
ii.	Shared power to vote or to direct the vote: 16,090,898
iii.	Sole power to dispose or to direct the disposition of: 342,608
iv.	Shared power to dispose or to direct the disposition of: 16,090,898

The total Units reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the Units reported as beneficially owned by Rhino Holdings and Resource Holdings. Wexford Capital serves as manager for Rhino Holdings and Resource Holdings and as such may be deemed to share beneficial ownership of the Units beneficially owned by Rhino Holdings and Resource Holdings, but disclaims such beneficial ownership to the extent such beneficial ownership exceeds its pecuniary interest. Wexford GP, as the general partner of Wexford Capital, may be deemed to share beneficial ownership of the Units beneficially owned by Rhino Holdings and Resource Holdings, but disclaims such beneficial ownership to the extent such beneficial ownership exceeds its pecuniary interest. Messrs. Davidson and Jacobs, as the controlling persons of Wexford GP, may be deemed to share beneficial ownership of any Units beneficially owned by Rhino Holdings and Resource Holdings for which Wexford Capital serves as manager, but each disclaims such beneficial ownership to the extent such beneficial ownership exceeds their respective pecuniary interests.

(c) On December 31, 2012, Rhino Holdings made an in-kind distribution of 1,608,945 Common Units and 2,301,542 Sub Units to certain of its investors.

(d) Not Applicable

(e) Not Applicable

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 10, 2013

Company Name
RHINO ENERGY HOLDINGS LLC
By:	Wexford Capital LP, its Manager
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

RHINO RESOURCES HOLDINGS LLC
By:	Wexford Capital LP, its Manager
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON